March 1, 2010
Via EDGAR
United States Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Triple-S Management Corporation
  Form 10-K for Fiscal Year Ended December 31, 2008
  Form 10-Q for the Quarterly Period Ended June 30, 2009
  Form 10-Q for the Quarterly Period Ended September 30, 2009
  Definitive Proxy Statement filed on Schedule 14A
File No. 001-33865
Dear Mr. Rosenberg:
On February 24, 2010 we received oral comments from the staff at the Securities and Exchange Commission regarding our response to your follow-up comment letter dated January 25, 2010 regarding our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009. We appreciate your comments and have included our response in this letter.
**********
Definitive Proxy Statement filed on Schedule 14A
Compensation Discussion and Analysis, page 17
Annual Cash Bonus, page 19
Comment 1
We note your response to comment 2. Please confirm that your next Proxy Statement will include the thresholds, target maximum net income for the Reform Division as they apply to annual cash bonus awarded to Luis A. Marini-Mir.
We confirm that we will include in our next Proxy Statement the Reform Division’s target, maximum and minimum net income in the discussion of the annual cash bonus performance goals of Luis A. Marini-Mir.

Form 10-Q for the Quarterly Period Ended September 30, 2009
Note 4, Investment in Securities, page 12
Comment 2
Provide us a table similar to that in your December 21, 2009 letter that disaggregates your total equity securities unrealized losses and into categories of less than six months, six to nine months, nine to twelve months and twelve months or more for unrealized losses at December 31, 2009.
Gross unrealized losses on equity securities and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009 were as follows:

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Less than six months	—	$—	$—
Six to nine months	1	1,281	(81)
Nine to twelve months	3	8,713	(826)
Twelve months or more	17	25,072	(3,520)

Total unrealized loss of equity securities	21	$35,066	(4,427)

Perpetual preferred stocks

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Twelve months or more	1	$730	$(270)

This investment is in a non-rated perpetual preferred stock of one banking institution in Puerto Rico, therefore we performed our other-than-temporary (OTTI) analysis as an equity security. We concluded that this security was not OTTI because: (a) this security has experienced a significant improvement in market value during the past year, (b) the issuers’ capital ratios are above regulatory levels, (c) analyst target price is above market price and book value as of December 31, 2009, (d) the total return of this common stock during 2009 has outperformed the S&P 500 and the S&P Bank Indexes and (e) we have the intent and ability to hold the investment until a market price recovery.
Preferred stocks

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Twelve months or more	1	$2,675	(1,325)

This investment is in one particular banking institution in Puerto Rico. Because this instrument has a specified maturity, we evaluated this preferred stock as a debt security. We concluded that this security is not OTTI because: (a) the estimated fair value of this investment has experienced a significant improvement in market value during the past year, (b) the issuer’s capital ratios are above regulatory levels, (c) this particular instrument has a specified maturity, (d) the issuer has continued dividend payments on this instrument and in all of its outstanding debt instruments, (e) the issuer does not have the ability to call the security at a price lower than its stated value, (f) we have no reason to believe that we will not be able to collect the amount invested, (g) we do not have the intent to sell the investment, and (h) it is not more likely than not that we will be required to sell the investment before market price recovery or maturity.

Mutual funds

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Six to nine months	1	$1,281	$(81)
Nine to twelve months	3	8,713	(826)
Twelve months or more	15	21,667	(1,925)

Total unrealized loss of equity securities	19	$31,661	(2,832)

The unrealized losses in our investment in mutual funds are in several mutual funds investing in fixed income securities. The unrealized loss of each position represents between 4% and 14% of its book value. To better understand the funds, we evaluated the invested assets that compose the funds, which are mostly fixed income obligations of the Puerto Rico and U.S. government or its agencies. As these mutual funds are invested in fixed income securities, they are susceptible to fluctuations in interest rates as well as supply and demand. In recent months there has been a very strong recovery in Puerto Rico obligations. However, the mutual funds did not follow this performance because there have been many sellers and few buyers, combined with poor liquidity. This relative underperformance versus Puerto Rico obligations has brought the market price of the funds closer to their net asset value, rather than trading at the usual premium. However, given the quality of the securities within the funds, the market value is expected to improve in line with an increase in demand for fixed income securities. We concluded that these securities are not OTTI because: (a) the current valuations are close to the funds’ underlying assets, (b) the funds’ underlying assets are mostly on investment grade fixed income securities (mostly U.S. and Puerto Rico government and its agencies, which have been affected by general market conditions), (c) we do not have the intent to sell these investments, and (d) we have the ability to hold the investments until a market price recovery.
**********
Triple-S Management Corporation (the Company) acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any comments please do not hesitate to contact me at (787) 273-1110 Ext. 4531. My fax number is (787) 749-4191.

Sincerely,
/s/ Juan J. Román

Juan J. Román Vice President of Finance and Chief Financial Officer Triple-S Management Corporation

3